UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way Eden Prairie, Minnesota 55344	P.O. Box 2496 Rehovot, Israel 7670401

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Annual Shareholder Meeting

On August 8, 2023, Stratasys Ltd. (“we”, “us”, “Stratasys” or the “Company”) held its 2023 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on two proposals, each of which is listed below and was described in more detail in the notice of the Meeting, and in our proxy statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on July 12, 2023. We had implemented a revised voting format for Proposal 1 at the Meeting, which was described in a supplement to the proxy statement and reflected in a revised proxy card for the Meeting, which were attached as Exhibits 99.1 and 99.2, respectively, to the Form 6-K that we furnished to the SEC on July 21, 2023. Each such description is incorporated by reference herein.

Based on the presence in person or by proxy at the Meeting of 41,358,329 (or 60.0%) of our 68,929,279 outstanding ordinary shares, par value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”) as of the July 5, 2023 record date for the Meeting, constituting at least 25% of our outstanding voting power and thereby representing a quorum, the below proposals were duly approved by our shareholders in the manner described below in accordance with our articles of association and the Israeli Companies Law, 5759-1999 (the “Companies Law”):

Proposal 1: Re-election of each of Mr. S. Scott Crump, Mr. John J. McEleney, Mr. Dov Ofer, Ms. Ziva Patir, Mr. David Reis, Mr. Michael Schoellhorn, Mr. Yair Seroussi and Ms. Adina Shorr, whom together constituted the Stratasys nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal:

Name of Stratasys Nominee	Votes “FOR”	Votes “AGAINST”	Abstentions
S. Scott Crump	34,027,436 (82.27%)	3,986,114 (10.49%)	3,344,780 (8.09%)
John J. McEleney	24,268,253 (58.68%)	13,745,455 (36.16%)	3,343,900 (8.09%)
Dov Ofer	24,258,253 (58.65%)	13,755,273 (36.19%)	3,344,804 (8.09%)
Ziva Patir	24,252,341 (58.64%)	13,758,588 (36.20%)	3,347,401 (8.09%)
David Reis	23,354,417 (56.47%)	14,652,394 (38.55%)	3,351,519 (8.10%)
Michael Schoellhorn	24,268,264 (58.68%)	13,678,300 (36.05%)	3,411,766 (8.25%)
Yair Seroussi	23,377,158 (56.52%)	14,631,878 (21.23%)	3,349,294 (8.10%)
Adina Shorr	24,250,383 (58.63%)	13,759,027 (36.20%)	3,348,920 (8.10%)

Based on the above vote tallies, each of the above-listed Stratasys nominees received a majority of the votes cast (excluding abstentions) on his or her re-election “FOR” such re-election, and was furthermore among the eight nominees receiving the most votes “FOR”, and was therefore re-elected as a Stratasys director.

For the further information of our shareholders and investors, we note that if the 9,695,115 Stratasys ordinary shares held by Nano Dimension Ltd. (“Nano”), a shareholder of Stratasys (as reported in its amended beneficial ownership statement on Schedule 13D/A, as last amended on August 1, 2023), are disregarded, the result of the votes cast by all other shareholders of Stratasys on the re-election of the Stratasys nominees (other than Mr. Crump, whom Nano also voted “FOR”) yielded:

●	a range of 23,354,417 to 24,268,264 votes, or between 73.75% and 76.64% of all shares voted (including for these purposes abstentions) “FOR”;

●	a range of 3,983,185 to 4,957,279 votes, or between 12.57% and 15.65% of all shares voted (including for these purposes abstentions) “AGAINST”; and

●	a range of 3,343,900 to 3,411,766 votes, or between 10.56% and 10.77% of all shares voted (including for these purposes abstentions) “ASBTAIN”.

Nano had proposed seven nominees for election to the Stratasys board pursuant to Proposal 1, consisting of Yoav Stern, Nick Geddes, Hanan Gino, Zeev Holtzman, Zivi Nedivi, Tomer Pinchas and Yael Sandler. Prior to the date of the Meeting, on each of July 28, 2023 and August 1, 2023, Nano announced publicly that it had withdrawn its nominees. In accordance with those announcements, all such seven nominees who had been proposed by Nano should not have been considered for election pursuant to Proposal 1 at the Meeting. Nevertheless, because the names of the Nano nominees appeared in the proxy statement and proxy card or voting instruction form sent to Stratasys’ shareholders for the Meeting and were voted on by Stratasys’ shareholders, we have provided below, for the information of Stratasys shareholders and investors, the results of votes received with respect to those nominees:

Name of Nano Nominee	Votes in Favor	Votes Against	Abstentions
Yoav Stern	9,849,328 (23.84%)	21,521,390 (68.60%)	9,937,612 (24.06%)
Nick Geddes	9,864,143 (23.88%)	21,587,847 (68.64%)	9,856,341 (23.86%)
Hanan Gino	9,863,854 (23.88%)	21,589,281 (68.64%)	9,855,197 (23.86%)
Zeev Holtzman	9,861,730 (23.87%)	21,589,840 (68.64%)	9,856,761 (23.86%)
Zivi Nedivi	9,865,685 (23.88%)	21,586,735 (68.63%)	9,855,911 (23.86%)
Tomer Pinchas	9,865,705 (23.88%)	21,586,957 (68.63%)	9,855,669 (23.86%)
Yael Sandler	9,866,059 (23.88%)	21,584,862 (68.63%)	9,857,411 (23.86%)

If Nano’s own vote of its 9,695,115 Stratasys ordinary shares in favor of each of the Nano nominees is disregarded, the results of the voting on the Nano nominees were as follows:

●	a range of 154,213 to 170,944 votes, or between 0.48% and 0.53% of all shares voted (including for these purposes abstentions) “FOR”;

●	a range of 21,521,390 to 21,589,840 votes, or between 67.96% and 68.18% of all shares voted (including for these purposes abstentions) “AGAINST”; and

●	a range of 9,855,197 to 9,937,612 votes, or between 31.12% and 31.38% of all shares voted (including for these purposes abstentions) “ASBTAIN”.

Proposal 2: Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders, and authorization of Stratasys’ board of directors (upon recommendation of the audit committee of the board) to fix their remuneration.

Votes in Favor	Votes Against	Abstentions
40,829,666 (99.31%)	282,821 (0.69%)	245,842 (0.59%)

Based on the above results, Proposal 2 was duly approved.

Incorporation by Reference

The contents of this Form 6-K are incorporated by reference in the Company’s registration statements on Form F-3 (SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively) and Form S-8 (SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952 and 333-270249, filed by the Company with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022 and March 3, 2023, respectively), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 14, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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